IAC/INTERACTIVECORP

555 West 18th Street

New York, New York 10011

July 2, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: William Thompson

RE:	IAC/InterActiveCorp
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 7, 2008
File No. 0-20570

Ladies and Gentlemen:

Set forth below is the Staff’s comment conveyed in your comment letter dated June 19, 2008 pertaining to the filings listed above along with the Company’s response:

Form 10-K for Fiscal Year Ended December 31, 2007

Note 2 — Summary of Significant Accounting Policies, page 86

Revenue Recognition, page 86

1.               We reviewed your response to comment two in our letter dated May 15, 2008. In accordance with the guidance in Rule 5-03(b)(7) of Regulation S-X, please classify interest income as a component of non-operating income or explain to us in further detail why it is appropriate to classify interest income as revenue. Since such interest income is generated from the investment of funds and does not result from transactions with customers, please clarify why revenue classification is appropriate and why you believe this interest income is substantively different from the interest income you classify within non-operating income. Additionally, explain why you believe the segregation of funds collected on behalf of customers impacts the classification of interest income received on such funds. In your response, please provide us with the amount of interest income included in revenue for all periods presented.

Response:

With respect to Ticketmaster, IAC/InterActiveCorp (the “Company”) derives interest income from two primary sources: its general cash and related investment accounts; and its client cash and related investment accounts. The interest income earned from

Ticketmaster’s general cash and related investment accounts is classified as non-operating income in accordance with Rule 5-03(b)(7) of Regulation S-X.  The interest income earned by Ticketmaster with respect to client cash and related investment accounts is classified as revenue. In forming its judgment regarding this classification, the Company concluded such interest income is directly related to Ticketmaster’s central operations (i.e., transactions with its customers and clients) and is therefore appropriately classified as revenue. In making this determination the Company has made reference to Staff Accounting Bulletin 104, Financial Accounting Standards Board Statement of Financial Accounting Concepts No. 6 (“CON 6”), “Elements of Financial Statements” and Rule 5-03(b)(1) of Regulation S-X.

Ticketmaster’s primary business activities (i.e., its ongoing major or central operations) are providing its customers with the ability to conveniently purchase a ticket to an event in advance at a location other than the client’s box office, collecting gross sales proceeds from the customer, maintaining custody of these funds, recordkeeping with respect thereto, and remittance of the client’s portion of these funds to the applicable client. Interest on funds held for clients is earned on the gross sales proceeds that are collected from customers until the remittance of such funds to the client. The most significant component of this client cash relates to the face value of tickets sold. Ticketmaster acts as the client’s agent in collecting this cash and, accordingly, the face value of sold tickets collected from the customer is not presented by Ticketmaster as revenue.

From an operational standpoint, Ticketmaster segregates client cash and maintains detailed recordkeeping regarding its composition and the client remittance terms. This allows Ticketmaster to ensure that the appropriate amount of funds is remitted to the right client at the proper time.  This process also supports Ticketmaster’s accounting processes, allowing Ticketmaster to analyze the client cash and to distinctly record as revenue the interest income earned on it. Prior to settlement with and remittance of funds to a client, Ticketmaster serves a custodian function with respect to these funds. Following the remittance of the face value of sold tickets and applicable royalties to the client, the remaining cash is transferred to Ticketmaster’s general operating cash accounts and any interest income subsequently earned by Ticketmaster is classified as non-operating income.

The economics of Ticketmaster’s arrangements with its clients are dependent in the aggregate on the gross convenience charges and order processing fees charged to its customers, the portion of such proceeds to be shared with clients in the form of royalties and the interest income from the cash float that is retained by Ticketmaster. Ticketmaster considers its ability to capture this interest income as part of the profitability of its client agreements, affecting business decisions regarding client contract pricing and terms, and as compensation for collecting, safeguarding, accounting for, and remitting its clients’ funds.  This client cash float is a very visible dimension of Ticketmaster’s operating interactions with its clients and the remuneration it receives.  The client cash float and the nature of Ticketmaster’s servicing activities with respect to such funds are tightly integrated with, and are critical components of Ticketmaster’s central operations. The source of the client cash float and the resulting interest income earned from it is correlated with, and is not incidental to, Ticketmaster’s operating cycle. This determination is consistent with the classification of interest earned on its client cash float as a component of Ticketmaster’s revenue.

In considering the classification in its statement of operations of the interest income earned on its clients’ cash float, Ticketmaster has concluded that the essence of its role as a compensated intermediary between its customers and its clients is analogous to the business model associated with a variety of service providers. Other such publicly held non-financial service providers classify interest income derived from operations as part of revenue. These include payroll service providers such as Automatic Data Processing, Inc. and Paychex, Inc. and business service providers such as Online Resources and Checkfree Corporation. These types of businesses earn both transaction fees and interest income from cash float that they collect in conjunction with their core operating activities and, for these “fee and float” business models, the presentation of both fee revenue and interest income earned on its cash float as revenue is general practice.

In making its determination regarding the classification of interest income on its client cash as revenue, the Company has made reference to SAB 104 which states:

The accounting literature on revenue recognition includes both broad conceptual discussions as well as certain industry-specific guidance. If a transaction is within the scope of specific authoritative literature that provides revenue recognition guidance, that literature should be applied. However, in the absence of authoritative literature addressing a specific arrangement or a specific industry, the staff will consider the existing authoritative accounting standards as well as the broad revenue recognition criteria specified in the FASB’s conceptual framework that contain basic guidelines for revenue recognition. — ¶1

Accordingly, the Company has made reference to CON 6, in making its determination that the classification of the interest income earned on its clients’ cash float as revenue is appropriate. This literature provides the following guidance:

•                  “Revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.” — ¶78

•                  “Revenues represent actual or expected cash inflows (or the equivalent) which have occurred or will occur as a result of the entity’s ongoing major or central operations.…the transactions and events from which revenues arise and the revenues themselves are in many forms and are called by various names-for example, output, deliveries, sales, fees, interest, dividends, royalties, and rent—depending on the kinds of operations involved...” — ¶79

•                  “Revenues and expenses result from an entity’s ongoing major or central operations and activities…” — ¶87

•                  “Distinctions between revenues and gains and between expenses and losses in a particular entity depend to a significant extent on the nature of the entity, its operations, and its other activities. Items that are revenues for one kind of entity may be gains for another. “— ¶88

The Company has concluded that interest income earned by investing Ticketmaster’s client cash has occurred as a result of Ticketmaster’s ongoing major or central operations and therefore is operating, rather than non-operating in nature. Accordingly, it has classified this interest income as revenue in reference to the accounting literature discussed above and Rule 5-03(b) (1) of Regulation S-X.

The amount of interest income included in revenue for the years ended December 31, 2007, 2006, and 2005 was $18.7 million, $15.3 million and $8.9 million, respectively.  In future periodic filings with the Commission, the Company will disclose the amount of interest income included in revenue for each period presented.

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The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact me at 212-314-7260 (fax: 212-632-9690) if you would like to discuss these comments or responses.

Sincerely,

/s/ Thomas J. McInerney
Thomas J. McInerney
Executive Vice President and
Chief Financial Officer

Copy to:	Sarah Goldberg
SECURITIES AND EXCHANGE COMMISSION

Gregory R. Blatt
Executive Vice President,
General Counsel and Secretary